SECURITIES AND EXCHANGE COMMISSION
                    Washington, DC 20549


                         FORM 12b-25

                 NOTIFICATION OF LATE FILING
                       OF FORM 10-KSB

For the year ended December 31, 1996         Commission file
number 0-25896


PART I - Registrant Information

Full Name of Registrant:           Tel-Com Wireless Cable TV
Corporation

Address of Principal Executive Office:  501 N. Grandview
Avenue, Suite 201
                              Daytona Beach, Florida 32118

PART II - Rules 12b-25(b) and (c)

     (a)  The reasons described in reasonable detail in Part
III of this form could not be eliminated without unreasonable effort or expense.

     (b) The subject annual report on Form 10-KSB will be filed on or before the fifteenth calendar day following the prescribed due date.

PART III - Narrative

     The Registrant is not able to timely file Form 10-KSB because of the following reasons:

     1. Because of certain unavoidable delays upon the Company's independent auditors, Registrant has not yet received complete financial statements material to the report on Form 10-KSB.

PART IV - Other Information

     (1) Name and telephone number of person to contact in regard to this notification:

          Fernand L. Duquette, President
          Tel-Com Wireless Cable TV Corporation
          501 N. Grandview Avenue, Suite 201
          Daytona Beach, Florida 32118
          Telephone:  (904) 226-9977
     (2)  Have all other periodic reports required on
section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

               [X]  YES  [  ]  NO

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

               [  ]  YES [X]  NO

            Tel-Com Wireless Cable TV Corporation
        (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   March 19, 1997         By:    /s/ Fernand L. Duquette
                                Fernand L. Duquette,
President